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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  SAUCONY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class B Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80412020
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 3 Pages

----------------------------------------
CUSIP No. 80412020
----------------------------------------

================================================================================
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Donald A. Yacktman
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
          (SEE INSTRUCTIONS)                                             (b) [ ]

--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
 NUMBER OF        5     SOLE VOTING POWER

   SHARES               -0-
              --------  --------------------------------------------------------
BENEFICIALLY      6     SHARED VOTING POWER

  OWNED BY              20,000
              --------  --------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER

 REPORTING              -0-
              --------  --------------------------------------------------------
   PERSON         8     SHARED DISPOSITIVE POWER

    WITH                196,050(1)
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          196,050
--------  ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

          Not Applicable
--------  ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.5%(2)
--------  ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
================================================================================

(1) Includes 176,050 shares beneficially owned by Yacktman Asset Management Co. Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.
(2) Mr. Yacktman's percentage of ownership is based upon an aggregate of 3,581,639 shares outstanding as of November 8, 2002.

                               Page 2 of 3 Pages

----------------------------------------
CUSIP No. 80412020
----------------------------------------

     This Amendment No. 1 to the undersigned's Schedule 13G, which was originally filed on May 22, 2002 (the "Schedule 13G") with regard to Saucony, Inc. (the "Issuer") is being filed to amend Item 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.   Ownership

          (a)  Amount Beneficially Owned: 196,050

          (b)  Percent of Class: 5.5%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote: -0-

               (ii)  shared power to vote or to direct the vote: 20,000

               (iii) sole power to dispose or to direct the disposition of: -0-

               (iv)  shared power to dispose or to direct the disposition of:
                     196,050

          Mr. Yacktman's beneficial ownership consists of (i) 20,000 shares of Class B Common Stock beneficially owned by the Yacktman Family Trust, whereby Mr. Yacktman's wife serves as trustee; and (ii) 176,050 shares of Class B Common Stock beneficially owned by Yacktman Asset Management Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 2003.



/s/ Donald A. Yacktman
--------------------------------
Donald A. Yacktman


                               Page 3 of 3 Pages